The Nottingham Investment Trust II
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802-0069
252-972-9922

July 27, 2010

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
The Nottingham Investment Trust II (“Trust”) (File Nos. 333-44568 and 811-10085), on behalf of the EARNEST Partners Fixed Income Trust, The Brown Capital Management Mid-Cap Fund, The Brown Capital Management Small Company, and The Brown Capital Management International Equity (“Funds”), each a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Patsy W. Mengiste of the Division of Investment Management of the Commission, this letter is being submitted to the Securities and Exchange Commission as correspondence.  This letter is in response to oral comments received from Ms. Mengiste on July 12, 2010 in connection with the review of Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A filed electronically May 28, 2010.  These comments address the prospectuses and statements of additional information for the Funds.  Set forth below is a summary of Ms. Mengiste’s oral comments and the Trust’s responses thereto.  At the request of Ms. Mengiste, the disclosure required by Items 1 through 8 of Form N-1A has been attached to this letter in order to allow review of the revisions discussed in the responses.

1.
Comment:  The information on portfolio turnover required by Item 3 of Form N-1A should not be presented as an individual section of each prospectus, but rather as part of the section that discloses the other information required by Item 3.

Response:  The information on portfolio turnover will be presented as part of the section of each prospectus entitled “Fees and Expenses of the Fund.”  The table of contents and section headings will be revised accordingly.

2.
Comment:  The footnote to the fee table in the section of each prospectus entitled “Fees and Expenses of the Fund” states that the Funds’ Expense Limitation Agreements cannot be terminated by either party prior to the last day of July 2011.  Explain why the Trust’s Board of Trustees did not find it appropriate to reserve the right to terminate the Expense Limitation Agreements prior to their expiration date.

Response:  The current terms of the Expense Limitation Agreements benefit shareholders by guaranteeing that the Funds’ operating expenses will be capped through the last day of July 2011.  When the Board of Trustees next considers the renewal of the Expense Limitation Agreements, it will re-evaluate whether it would be preferable to reserve the right to terminate the Expense Limitation Agreements prior to their expiration date.

3.
Comment:  The footnote to the fee table in the section of each prospectus entitled “Fees and Expenses of the Fund” should briefly disclose that under certain circumstances the Fund’s investment advisor is entitled to reimbursement of advisory fees waived or reduced and other payments remitted to the Fund.

Response:  The footnotes to the fee tables have been revised to include disclosure regarding the ability of each Fund’s investment advisor to recoup advisory fees waived or reduced and other payments remitted to the Fund.

4.
Comment:  In the section of each prospectus entitled “Fees and Expenses of the Fund,” ensure that the expense example only reflects expense reimbursement or fee waiver arrangements for periods during which the footnote to the fee table states that such arrangements are expected to be in place.

Response:  Since each Fund’s Expense Limitation Agreement runs until the last day of July 2011, the related reduction in operating expenses will only be reflected in the expense example for the first year of each time period.

5.
Comment:  The investment objective of the EARNEST Partners Fixed Income Trust states that the Fund seeks to preserve capital and maximize total return.  Given that total return entails both current income and capital appreciation, clarify how the Fund’s investment strategy provides for capital appreciation.

Response:  The principal investment strategy for the EARNEST Partners Fixed Income Trust will be revised to clarify that the Fund’s investments in market sectors or particular securities that the Fund’s investment advisor believes are undervalued due to market inefficiencies is intended to provide both additional income and price appreciation potential relative to other debt securities of similar credit quality and interest rate sensitivity.

6.
Comment:  The prospectus for the EARNEST Partners Fixed Income Trust lists “Junk Bonds or Lower-rated Securities Risk” as a principal investment risk, but does not mention the Fund’s ability to invest in junk bonds in the disclosure the principal investment strategies.  Provide more information regarding the Fund’s ability to invest in junk bonds.

Response:  The disclosure regarding the principal investment strategy and risks will be revised to note that although the EARNEST Partners Fixed Income Trust generally attempts to maintain at least 90% of its assets in bonds rated investment grade or better by a nationally recognized securities rating organization or, if no rating exists, of equivalent quality in the determination of the Advisor, the Fund is permitted to purchase lower-rated debt securities and junk bonds.

7.
Comment:  Is the portfolio turnover of the EARNEST Partners Fixed Income Trust high enough to justify including “Portfolio Turnover Risk” as a principal investment risk?  If not, then this risk disclosure should be included with the information required by Item 9 of Form N-1A.

Response:  The portfolio turnover for the EARNEST Partners Fixed Income Trust was 28.62% for the fiscal year ended March 31, 2010.  The disclosure regarding portfolio turnover risk will be included with the information required by Item 9 of Form N-1A

8.
Comment:  Explain how including “Portfolio Turnover Risk” as a principal investment risk for each of The Brown Capital Management Funds is consistent with statements in the principal investment strategy for each Fund that portfolio securities will be held for the long term.

Response:  While the Funds’ investment advisor is committed to maintaining low turnover rates, the disclosure regarding portfolio turnover risk has been included as a principal investment risk in the past because portfolio turnover is not a limiting factor in making decisions for a particular Fund and each Fund may engage in short-term trading to achieve its investment objective.  While the anticipated portfolio turnover rate for each of Fund is expected to be less than 100% under normal circumstances, the portfolio turnover of each Fund may vary greatly from year to year and may be affected by a variety of factors.  The disclosure regarding portfolio turnover risk will be revised to clarify that the Fund’s portfolio is expected to be less than 100%, but may vary in any given year.

9.	Comment: In the disclosure regarding the principal investment strategy for each of The Brown Capital Management Funds, explain what types of equity securities can be purchased by the Funds.

Response:  The principal investment strategy for each of The Brown Capital Management Funds will be revised to note that the Funds typically invest in common stocks, but have the ability to invest in other types of equity securities such as preferred stocks, convertible bonds, and warrants.

10.
Comment:  With respect to the disclosure of the principal investment strategy for each of The Brown Capital Management Funds, the information on holding periods and the selling of portfolio securities should be removed from the summary section of the prospectus and included with the information required by Item 9 of Form N-1A.

Response:  The prospectus for The Brown Capital Management Funds will be revised accordingly.

11.	Comment: Explain the meaning of “non-U.S. based companies” in the disclosure of the principal investment strategy for The Brown Capital Management International Equity Fund.

Response:  The disclosure of the principal investment strategy for The Brown Capital Management International Equity Fund will be revised to clarify that “non-U.S. based companies” refers to companies domiciled outside the United States.

12.	Comment: Can the investment objectives of The Brown Capital Management Funds be changed without shareholder approval?

Response:  The investment objectives of The Brown Capital Management Funds cannot be changed without shareholder approval.

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,

The Nottingham Investment Trust II

/s/ A. Vason Hamrick

A. Vason Hamrick

Secretary and Assistant Treasurer

cc:	Patsy Mengiste Division of Investment Management Securities and Exchange Commission 450 Fifth Street, N.W. Mail Stop S-5 Washington, DC 20549

John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of the 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224

EARNEST PARTNERS FIXED INCOME TRUST

SUMMARY

Investment Objective.  The Fund seeks to preserve capital and maximize total return through active management of investment-grade fixed-income securities.

Fees and Expenses of the Fund.  These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
	Institutional	Investor
Maximum Sales Charge (Load) Imposed On Purchases (as a % of offering price)	None	None
Redemption Fee (as a % of amount redeemed)	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
	Institutional	Investor
Management Fees	0.45%	0.45%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	1.11%	1.11%
Total Annual Fund Operating Expenses	1.56%	1.56%
Fee Waivers and/or Expense Reimbursements1	1.16%	1.16%
Total Annual Fund Operating Expenses After Fee Waivers and/or Reimbursements1	0.40%	0.65%

1 The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses to not more than 0.40% of the average daily net assets of the Fund for the period ending the last day of July 2011.  The Expense Limitation Agreement may not be terminated by either party prior to that date.  Subject to certain conditions, the Fund may at a later date reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement.

Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$41	$379	$740	$1,758

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 28.62% of the average value of its portfolio.

Principal Investment Strategies.  The Fund pursues its investment objective by investing in market sectors or particular securities that the Fund’s investment advisor, EARNEST Partners, LLC (“Advisor”), believes are undervalued due to market inefficiencies, offering additional income and price appreciation potential relative to other debt securities of similar credit quality and interest rate sensitivity.

The Advisor implements this strategy by calculating an expected yield for various market sectors and securities and comparing the results to actual market yield levels.  The expected yield is calculated using such factors as quality, duration, liquidity, and the relationship between price and yield.  Investment decisions are made based upon opportunities the Advisor perceives to exist as a result of the differences in the expected yield and the actual market level yield.

The Advisor also considers the following when selecting securities:

•	historical yield relationship between a security and a corresponding benchmark;
•	credit risk;
•	market volatility;
•	interest rate levels relative to historical interest rate levels; and
•	supply and demand factors (i.e. spreads tend to widen when supply for a security exceeds demand).

In managing the Fund, the following additional restrictions are used:

•
Portfolio duration will vary between 2 and 7 years, which is currently approximately equivalent to a 3 to 12 year average life.  Duration is a measure of the weighted average maturity of the fixed-income instruments held by the Fund and can be used by the Advisor as a measure of the sensitivity of the market value of the Fund to changes in interest rates.  Generally, the longer the duration of the Fund, the more sensitive its market value will be to changes in interest rates.

•
At least 90% of the portfolio will be in bonds rated investment grade or better at all times by a nationally recognized securities rating organization or, if no rating exists, of equivalent quality in the determination of the Advisor.  Subject to the limitations of this restriction, the Fund is also permitted to invest in securities that are below investment-grade, including junk bonds.

Principal Risks of Investing in the Fund.  An investment in the Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested.  There can be no assurance that the Fund will be successful in meeting its investment objective.  Generally, the Fund will be subject to the following risks:

•	Market Risk: Market risk refers to the possibility that the value of equity securities held by the Fund may decline due to daily fluctuations in the securities markets.

•
Credit Risk:  Credit risk is the risk that the issuer or guarantor of a debt security (such as a debenture or a secured corporate bond) or counterparty to the Fund’s transactions will be unable or unwilling to make timely principal and/or interest payments, or otherwise will be unable or unwilling to honor its financial obligations.

•
Interest Rate Risk:  The price of a bond, debenture, or fixed income security is dependent upon interest rates.  When interest rates increase, the value of securities holdings of the Fund that are subject to this risk will go down.  Therefore, the share price and total return of the Fund, when investing a significant portion of its assets in bonds or fixed income securities, will vary in response to changes in interest rates.

•
Maturity Risk:  The Fund does not have a limitation policy regarding the length of maturity of its debt holdings.  In general, the longer the maturity of a debt obligation, the higher its yield and the greater its sensitivity to changes in interest rates.  Conversely, the shorter the maturity, the lower the yield, but the greater the price stability.

•
Investment-Grade Securities Risk:  The Fund may invest in various rated investment-grade securities, including securities rated BBB by Standard & Poor’s or Fitch, Inc. or Baa by Moody’s Investor Service, Inc.  While these rated securities are considered investment-grade, they are somewhat riskier than more highly rated investment-grade obligations (those rated A or better by Standard & Poor’s or Fitch, Inc. and Aa or better by Moody’s) because they are regarded as having only an adequate capacity to pay principal and interest, are considered to lack outstanding investment characteristics, and may be speculative.

•
Junk Bonds or Lower-rated Securities Risk:  Although the Fund generally intends to maintain at least 90% of its assets in investment grade bonds, the Fund is permitted to purchase lower-rated debt securities and junk bonds.  Debt securities rated below Baa by Moody’s and BBB by S&P or Fitch Investors Service, Inc. are considered speculative in nature and may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than higher-rated fixed income securities.

•
Investment Advisor Risk:  The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objective.  There can be no assurance that the Fund will be successful in meeting its objective.

•
Market Sector Risk:  The percentage of the Fund’s assets invested in various industries and sectors will vary from time to time depending on the Advisor’s perception of investment opportunities.  Investments in particular industries or sectors may be more volatile than the overall stock market.

An investment in the Fund may lose value and is not guaranteed or insured by a bank, the Federal Deposit Insurance Corporation, or any other government agency.

Performance Information.  The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s Institutional Class Shares performance from year to year and by showing how the Fund’s Institutional Class Shares average annual total returns compare to that of a broad-based securities market index.  The annual returns for the Investor Class Shares are expected to be substantially similar to the annual returns of the Institutional Class Shares because they are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Investor Class Shares have a 12b-1 fee.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated information on the Fund’s results can be obtained by visiting http://secure.ncfunds.com/TNC/fundpages/33.htm for the Institutional Class Shares and by visiting http://secure.ncfunds.com/TNC/fundpages/34.htm for the Investor Class Shares.

Quarterly Returns During This Time Period
Highest return for a quarter	7.77%	Quarter ended September 30, 2009
Lowest return for a quarter	-2.62%	Quarter ended June 30, 2004
Year-to-date return as of most recent quarter	7.31%	Quarter ended June 30, 2010

Average Annual Total Returns Periods Ended December 31, 2009	Past 1 Year	Past 5 Years	Past 10 Years
EARNEST Partners Fixed Income Trust Before taxes After taxes on distributions After taxes on distributions and sale of shares	16.90% 14.66% 10.89%	5.11% 3.30% 3.27%	6.15% 4.26% 4.13%
Barclays Capital Aggregate Bond Index	5.93%	4.97%	6.33%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

Investment Advisor.  EARNEST Partners, LLC is the Fund’s investment advisor.

Portfolio Manager.  The Fund is co-managed by Douglas S. Folk (Partner at the Advisor) who has served as portfolio manager since 1998 and Christopher J. Fitze (Analyst and Investment Manager at the Advisor) who has served as portfolio manager since 2006.

Purchase and Sale of Fund Shares.  The minimum initial investment is $100,000 and the minimum subsequent investment is $10,000 ($100 under an automatic investment plan) for Institutional Class Shares of the Fund.  The minimum initial investment is $3,000 and the minimum subsequent investment is $500 ($100 under an automatic investment plan) for Investor Class Shares of the Fund.

Purchase and redemption orders by mail should be sent to the EARNEST Partners Fixed Income Trust, Institutional Class Shares or Investor Class Shares, c/o Nottingham Shareholder Services, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  Redemption orders by facsimile should be transmitted to 252-972-1908.  Please call the Fund at 1-800-773-3863 to conduct telephone transactions or to receive wire instructions for bank wire orders.  The Fund has also authorized certain broker-dealers to accept purchase or redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Tax Information.  The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing though a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

THE BROWN CAPITAL MANAGEMENT MID-CAP FUND

SUMMARY

Investment Objective.  The Fund seeks long-term capital appreciation.  Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund.  These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	2.04%
Total Annual Fund Operating Expenses	2.79%
Fee Waivers and/or Expense Reimbursements1	1.49%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements1	1.30%

1 The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses to not more than 1.30% of the average daily net assets of the Fund for the period ending the last day of July 2011.  The Expense Limitation Agreement may not be terminated by either party prior to that date.  Subject to certain conditions, the Fund may at a later date reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$132	$724	$1342	$3010

Portfolio Turnover.  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 35.26% of the average value of its portfolio.

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by investing at least 80% of its assets in a portfolio of equity securities of companies whose market capitalizations qualify them to be considered as “mid-cap” companies.  The Fund typically invests in common stocks, but has the ability to invest in other types of equity securities such as preferred stocks, convertible bonds, and warrants.  The Advisor considers a company to be a “mid-cap” company if it has, at the time of purchase by the Mid-Cap Fund, a market capitalization within the range of market values of issuers included in the Russell Midcap® Growth Index.  On June 30, 2010, the market value of companies in the Russell Midcap® Growth Index varied from approximately $733 million to approximately $13.7 billion.  The Advisor intends to invest in companies that, at a minimum, meet two specific criteria.  First, the Advisor identifies a company that the Advisor believes can generate a prospective earnings growth rate in excess of the overall market’s earnings growth rate.  This determination is generated from fundamental analysis and the Advisor’s assessment of the company’s growth prospects over the next three to five years.  Second, the company’s stock should be selling at a reasonable valuation.  Reasonable valuation is determined by applying a risk-adjusted price to earnings (“P/E”) multiple to Advisor-forecasted earnings per share (“EPS”) targets.

The foundation of the Advisor’s investment process is fundamental analysis that principally includes:

•	financial statement analysis;
•	management interviews;
•	industry analysis; and
•	competitor analysis.

This analysis represents approximately 80% of the Advisor’s investment approach.  Companies are identified through Advisor-developed quantitative screens including:

•	historical EPS growth;
•	return on equity; and
•	debt-to-total capital.

Companies may also be identified through a number of other means including:

•	external research sources;
•	investment conferences;
•	in-office management visits; and
•	industry trends.

Critical to the Advisor’s assessment of a company’s future growth prospects is an understanding of what internal and external factors drove the company’s historical revenue and earnings growth.  The Advisor creates financial models that reflect its expectations for revenue growth, profitability, operating leverage, financial leverage, cash flow sources and uses, and earnings per share growth.  When its fundamental analysis reveals that a company can sustain an above-market earnings growth rate, the Advisor next determines whether the company is trading at a reasonable valuation.

Valuation analysis is the remaining 20% of the investment approach.  To make that determination, the Advisor uses company-specific risk premiums developed by the Advisor that when combined with a risk-free rate of return (5-year Treasury yield), establishes a risk-adjusted required return for that specific company.  The required return is translated into a P/E multiple.

Principal Risks of Investing in the Fund.  An investment in the Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested.  There can be no assurance that the Fund will be successful in meeting its investment objective.  Generally, the Fund will be subject to the following risks:

•	Market Risk: Market risk refers to the possibility that the value of equity securities held by the Fund may decline due to daily fluctuations in the securities markets.

•	Investment Style Risk: The performance of the Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

•	Investment Advisor Risk: The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objectives.

•
Market Sector Risk:  The percentage of the Fund’s assets invested in various industries and sectors will vary from time to time depending on the Advisor’s perception of investment opportunities.  Investments in particular industries or sectors may be more volatile than the overall stock market.

•
Equity Securities Risk:  To the extent that the majority of the Fund’s portfolio consists of common stocks, it is expected that the Fund’s net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

•
Mid-Cap Companies Risk:  Investing in the securities of mid-cap companies generally involves greater risk than investing in larger, more established companies.  Although investing in securities of medium-sized companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies’ shares could significantly decline in value.

•
Portfolio Turnover Risk:  Although the Advisor intends to hold the Fund's portfolio securities for the long-term, the Fund may sell portfolio securities without regard to the length of time they have been held.  The Fund’s portfolio is expected to be less than 100%, but could be higher in any given year.  As a higher portfolio turnover rate may involve paying brokerage commissions and other transactions costs, it could result in additional expenses for the Fund.

Performance Information.  The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns compare to that of two broad-based securities market indexes.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated information on the Fund’s results can be obtained by visiting http://secure.ncfunds.com/TNC/fundpages/41.htm.

Quarterly Returns During This Time Period
Highest return for a quarter	22.52%	Quarter ended June 30, 2009
Lowest return for a quarter	-13.59%	Quarter ended December 31, 2008
Year-to-date return as of most recent quarter	-1.22%	Quarter ended June 30, 2010

Average Annual Total Returns Periods ended December 31, 2009	Past 1 Year	Past 5 Years	Since Inception
Mid-Cap Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	42.19% 41.80% 27.34%	6.15% 5.10% 4.98%	10.13% 9.19% 8.58%
S&P MidCap 400® Index	37.38%	3.27%	9.75%
Russell Midcap® Growth Index	46.29%	2.40%	10.21%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

Investment Advisor.  Brown Capital Management, Inc. is the Fund’s Investment Advisor.

Portfolio Managers.  The Fund is team-managed by Eddie C. Brown (founder, President, Chief Executive Officer, and Senior Portfolio Manager of the Advisor), Calvin H. Baker (Managing Director and Senior Portfolio Manager of the Advisor), Maurice L. Haywood (Managing Director and Senior Portfolio Manager of the Advisor), Walton D. Pearson (Managing Director and Senior Portfolio Manager of the Advisor), and Daman Blakeney (Director/Senior Research Analyst of the Advisor).  Mr. Brown, Mr. Baker, and Mr. Haywood have each served as portfolio manager for the Fund since its inception in 2002, Mr. Pearson has served as portfolio manager since 2005, and Mr. Blakeney has served as portfolio manager since 2008.

Purchase and Sale of Fund Shares.  The Fund’s minimum initial investment is $10,000 ($2,000 for IRA and Keogh Plans) and the Fund’s minimum subsequent investment is $500 ($100 under an automatic investment plan).

Purchase and redemption orders by mail should be sent to the Brown Capital Management Funds, Brown Capital Management Mid-Cap Fund, Institutional Shares, c/o Nottingham Shareholder Services, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  Redemption orders by facsimile should be transmitted to 252-972-1908.  Please call the Fund at 1-877-892-4226 to conduct telephone transactions or to receive wire instructions for bank wire orders.  The Fund has also authorized certain broker-dealers to accept purchase or redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Tax Information.  The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing though a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

THE BROWN CAPITAL MANAGEMENT SMALL COMPANY FUND

SUMMARY

Investment Objective.  The Fund seeks long-term capital appreciation.  Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund.  These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.21%
Total Annual Fund Operating Expenses	1.21%

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$123	$384	$665	$1466

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 13.01% of the average value of its portfolio.

Principal Investment Strategies.  The Fund invests at least 80% of its assets in the equity securities of those companies with total operating revenues of $250 million or less at the time of the initial investment, (“small companies”).  The Fund typically invests in common stocks, but has the ability to invest in other types of equity securities such as preferred stocks, convertible bonds, and warrants.  The Advisor seeks to build a portfolio of exceptional small companies with the wherewithal to become exceptional large companies.

The Advisor believes that:

•	a sustained commitment to a portfolio of exceptional small companies will, over time, produce a significant investment return and
•	an investment analysis that identifies and successfully evaluates those few small companies with the legitimate potential to become large companies can be a very rewarding investment strategy.

The Advisor employs analysis that:

•	contains elements of traditional dividend discount and earnings yield models;
•	establishes relative valuation for equity and fixed income markets; and
•	determines the attractiveness of individual securities through evaluation of growth and risk characteristics of the underlying company relative to the overall equity market.

The Advisor identifies small companies with the potential to become successful large companies by analyzing the potential for:

•	sustainable revenue growth;
•	adequate resources to establish and defend a viable product or service market, and market share;
•	sufficient profitability to support long term growth; and
•	management skills and resources necessary to plan and execute a long-term growth plan.

Principal Risks of Investing in the Fund.  An investment in the Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested.  There can be no assurance that the Fund will be successful in meeting its investment objective.  Generally, the Fund will be subject to the following risks:

•	Market Risk: Market risk refers to the possibility that the value of equity securities held by the Fund may decline due to daily fluctuations in the securities markets.

•	Investment Style Risk: The performance of the Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

•	Investment Advisor Risk: The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objectives.

•
Market Sector Risk:  The percentage of the Fund’s assets invested in various industries and sectors will vary from time to time depending on the Advisor’s perception of investment opportunities.  Investments in particular industries or sectors may be more volatile than the overall stock market.

•
Equity Securities Risk:  To the extent that the majority of the Fund’s portfolio consists of common stocks, it is expected that the Fund’s net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

•
Small Companies Risk:  Investing in the securities of small companies generally involves greater risk than investing in larger, more established companies.  Although investing in securities of small companies offers potential above-average returns if the companies are successful, the risk exists that the companies will not succeed and the prices of the companies’ shares could significantly decline in value.

•
Portfolio Turnover Risk:  Although the Advisor intends to hold the Fund's portfolio securities for the long-term, the Fund may sell portfolio securities without regard to the length of time they have been held.  The Fund’s portfolio is expected to be less than 100%, but could be higher in any given year.  As a higher portfolio turnover rate may involve paying brokerage commissions and other transactions costs, it could result in additional expenses for the Fund.

Performance Information.  The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns compare to that of two broad-based securities market indexes.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated information on the Fund’s results can be obtained by visiting

http://secure.ncfunds.com/TNC/fundpages/39.htm.

Quarterly Returns During This Time Period
Highest return for a quarter	39.72%	Quarter ended December 31, 2001
Lowest return for a quarter	-26.95%	Quarter ended September 30, 2002
Year-to-date return as of most recent quarter	-6.50%	Quarter ended June 30, 2010

Average Annual Total Returns Periods Ended December 31, 2009	Past 1 Year	Past 5 Years	Past 10 Years
Small Company Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	45.57% 45.57% 29.62%	8.36% 7.68% 7.19%	5.16% 4.68% 4.41%
Russell 2000® Index	27.17%	0.51%	3.51%
Russell 2000® Growth Index	34.47%	0.87%	-1.37%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

Investment Advisor.  Brown Capital Management, Inc. is the Fund’s Investment Advisor.

Portfolio Managers.  The Fund is team-managed by Keith A. Lee (Managing Director and Senior Portfolio Manager of the Advisor), Robert E. Hall (Managing Director and Senior Portfolio Manager of the Advisor), Kempton Ingersoll (Managing Director and Senior Portfolio Manager of the Advisor), and Amy Zhang (Managing Director and Senior Portfolio Manager of the Advisor).  Mr. Lee and Mr. Hall have each served as portfolio manager for the Fund since its inception in 1992, Mr. Ingersoll has served as portfolio manager since 2000, and Ms. Zhang has served as portfolio manager since 2002.

Purchase and Sale of Fund Shares.  The Fund’s minimum initial investment is $10,000 ($2,000 for IRA and Keogh Plans) and the Fund’s minimum subsequent investment is $500 ($100 under an automatic investment plan).

Purchase and redemption orders by mail should be sent to the Brown Capital Management Funds, Brown Capital Management Small Company Fund, Institutional Shares, c/o Nottingham Shareholder Services, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  Redemption orders by facsimile should be transmitted to 252-972-1908.  Please call the Fund at 1-877-892-4226 to conduct telephone transactions or to receive wire instructions for bank wire orders.  The Fund has also authorized certain broker-dealers to accept purchase or redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Tax Information.  The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing though a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

THE BROWN CAPITAL MANAGEMENT INTERNATIONAL EQUITY FUND

SUMMARY

Investment Objective.  The Fund seeks long-term capital appreciation.  Current income is a secondary consideration in selecting portfolio investments.

Fees and Expenses of the Fund.  These tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed On Purchases (as a percentage of offering price)	None
Redemption Fee (as a % of amount redeemed)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a % of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	1.78%
Total Annual Fund Operating Expenses	2.78%
Fee Waivers and/or Expense Reimbursements1	0.78%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements1	2.00%

1 The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Fund for certain months and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses to not more than 2.00% of the average daily net assets of the Fund for the period ending the last day of July 2011.  The Expense Limitation Agreement may not be terminated by either party prior to that date.  Subject to certain conditions, the Fund may at a later date reimburse the Advisor for fees waived or limited and other expenses assumed by the Advisor pursuant to the Expense Limitation Agreement.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$203	$788	$1400	$3052

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when the Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 43.88% of the average value of its portfolio.

Principal Investment Strategies.  The Fund invests at least 80% of its assets in the equity securities of non-U.S. based companies, those companies domiciled outside the U.S.  The Fund typically invests in common stocks, but has the ability to invest in other types of equity securities such as preferred stocks, convertible bonds, and warrants.  The Advisor seeks to purchase equity securities of those companies that the Advisor feels are undervalued relative to their long-term potential in the securities markets.  The Advisor utilizes an analysis that seeks to identify those companies trading at a discount to their long-term earnings potential and/or present value of assets held by the company which may be realized.

The Advisor looks at the fundamental characteristics of each company individually, using analysis that includes:

•	relative valuation within an industry sector, and between countries or economic markets;
•	fundamental analysis of the company;
•	long term forecasting of earnings and asset values;
•	fundamental analysis of the country in which the company operates, taking into consideration the macroeconomic, regulatory and political trends within that country;
•	use of investment industry research; and
•	use of direct local contacts in various countries, discussions with company personnel, and company visits.

In constructing and managing the International Equity Fund, the following additional restrictions are used:

•	no individual country will represent more than 25% at cost of the International Equity Fund’s total assets;
•	no more than 15% at cost of the International Equity Fund’s total assets will be invested in emerging market securities;
•	no individual industry will represent more than 20% at cost of the International Equity Fund’s total assets; and
•	no individual security will represent more than 5% at cost of the International Equity Fund’s total assets.

Principal Risks of Investing in the Fund.  An investment in the Fund is subject to investment risks, including the possible loss of some or all of the principal amount invested.  There can be no assurance that the Fund will be successful in meeting its investment objective.  Generally, the Fund will be subject to the following risks:

•	Market Risk: Market risk refers to the possibility that the value of equity securities held by the Fund may decline due to daily fluctuations in the securities markets.

•	Investment Style Risk: The performance of the Fund may be better or worse than the performance of stock funds that focus on other types of stocks or have a broader investment style.

•	Investment Advisor Risk: The Advisor’s ability to choose suitable investments has a significant impact on the ability of the Fund to achieve its investment objectives.

•
Market Sector Risk:  The percentage of the Fund’s assets invested in various industries and sectors will vary from time to time depending on the Advisor’s perception of investment opportunities.  Investments in particular industries or sectors may be more volatile than the overall stock market.

•
Equity Securities Risk:  To the extent that the majority of the Fund’s portfolio consists of common stocks, it is expected that the Fund’s net asset value will be subject to greater price fluctuation than a portfolio containing mostly fixed income securities.

•
Foreign Securities Risk:  Foreign securities may involve investment risks different from those associated with domestic securities.  Foreign markets, particularly emerging markets, may be less liquid, more volatile, and subject to less government supervision than domestic markets.  There may also be difficulties enforcing contractual obligations, and it may take more time for trades to clear and settle.  Adverse political and economic developments or changes in the value of foreign currency can make it difficult for the Fund to sell its securities and could reduce the value of your shares.

•
Portfolio Turnover Risk:  Although the Advisor intends to hold the Fund's portfolio securities for the long-term, the Fund may sell portfolio securities without regard to the length of time they have been held.  The Fund’s portfolio is expected to be less than 100%, but could be higher in any given year.  As a higher portfolio turnover rate may involve paying brokerage commissions and other transactions costs, it could result in additional expenses for the Fund.

Performance Information.  The bar chart and table shown below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual total returns compare to that of two broad-based securities market indexes.  The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.  Updated information on the Fund’s results can be obtained by visiting http://secure.ncfunds.com/TNC/fundpages/40.htm.

Quarterly Returns During This Time Period
Highest return for a quarter	28.60%	Quarter ended June 30, 2009
Lowest return for a quarter	-23.81%	Quarter ended September 30, 2002
Year-to-date return as of most recent quarter	-8.88%	Quarter ended June 30, 2010

Average Annual Total Returns Periods Ended December 31, 2009	Past 1 Year	Past 5 Years	Past 10 Years
International Equity Fund Before taxes After taxes on distributions After taxes on distributions and sale of shares	38.84% 38.44% 25.20%	2.28% 1.04% 1.80%	1.87% 1.13% 1.45%
MSCI EAFE® International Gross Index	32.46%	4.02%	1.58%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Fund shares through tax-deferred arrangements such as a 401(k) plan or an individual retirement account (IRA).

Management.

Investment Advisor.  Brown Capital Management, Inc. is the Fund’s Investment Advisor.

Portfolio Managers.  The Fund is team-managed by Martin J. Steinik (Managing Director and Senior Portfolio Manager of the Advisor), Stewart L. Gronek (Director and Portfolio Manager of the Advisor), and Maurice L. Haywood (Managing Director and Senior Portfolio Manager of the Advisor).  Mr. Steinik has served as portfolio manager for the Fund since 2005, and Mr. Gronek and Mr. Haywood have each served as portfolio manager since 2006.

Purchase and Sale of Fund Shares.  The Fund’s minimum initial investment is $10,000 ($2,000 for IRA and Keogh Plans) and the Fund’s minimum subsequent investment is $500 ($100 under an automatic investment plan).

Purchase and redemption orders by mail should be sent to the Brown Capital Management Funds, Brown Capital Management International Equity Fund, Institutional Shares, c/o Nottingham Shareholder Services, Post Office Box 4365, Rocky Mount, North Carolina 27803-0365.  Redemption orders by facsimile should be transmitted to 252-972-1908.  Please call the Fund at 1-877-892-4226 to conduct telephone transactions or to receive wire instructions for bank wire orders.  The Fund has also authorized certain broker-dealers to accept purchase or redemption orders on its behalf.  Investors who wish to purchase or redeem Fund shares through a broker-dealer should contact the broker-dealer directly.

Tax Information.  The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing though a tax deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries.  If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.